Exhibit 99.1

NUVA Announces Marketing and Communications Agreement

May 8, 2014 – NUVA PHARMACEUTICALS INC. (the “Company” or “NUVA”) is pleased to announce that in accordance with the policies of the TSX Venture Exchange (the “Exchange”) it has entered into a Consulting Agreement (the “Agreement”) with Pure Advertising & Marketing Inc. (“Pure”).

Pursuant to the Agreement, Pure will assist in general market communications and investor relations services, in addition to consulting with NUVA with respect to producing and distributing effective marketing communication tools and increasing investor awareness. Pure will also assist in raising investor awareness, attracting investment and finding strategic, financial partners, among other services for a period of twelve months beginning on May 1, 2014 subject to earlier termination provisions of the Agreement.

As partial consideration for the services to be provided by Pure, the Company has agreed to pay Pure a one-time engagement fee of $5,000 plus GST and an additional $5,000 per month plus GST, out of the Company’s working capital. Also pursuant to the Agreement with Pure, the Company has granted 400,000 incentive stock options to purchase a total of 400,000 common shares of the Company at an exercise price of $0.13 per share. The options will follow the guidelines set out in the Company's stock option plan and as set forth by Exchange policy. Both the options and the investor relations consulting agreement are subject to the approval of the Exchange.

About Pure Advertising & Marketing Inc.

Pure is an established venture capital firm based in Vancouver, BC and has successfully demonstrated the ability to work with junior companies in articulating a company's inherent value to the investment community and strategic partners.

Pure is owned by Mr. Kam Thindal. The firm works with junior public and private emerging companies to provide capital markets advisory and capital raising services in a variety of industries and sectors.

The Company also announces that it has set aside an aggregate of 400,000 incentive stock options to its Directors, Officers and Consultants to purchase shares of the Company at an exercise price of $0.13 per share for a period of five years.

On behalf of:

NUVA PHARMACEUTICALS INC.

Jamie Lewin,

Director and CFO jlewin@nuvapharm.com

NUVA PHARMACEUTICALS INC. May 8, 2014

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Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves NUVA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. NUVA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to NUVA as of the date of this release, and NUVA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of NUVA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.